UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 18, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: Suspension of Trading in AGA’s Ordinary Shares and Depositary Receipts
on 20 September 2023

ANGLOGOLD ASHANTI LIMITED
(“AGA” or the “Company”)
Suspension of Trading in AGA’s Ordinary Shares and Depositary Receipts
on 20 September 2023
Further to AGA’s announcement on 27 July 2023 regarding its intention to undertake a corporate reorganisation transaction (the “Reorganisation”) under which (among others) AngloGold Ashanti plc (which is incorporated under the laws of England and Wales and is currently a wholly owned subsidiary of AGA) will become the holding company of AGA and its entire group, AGA today announces that, as part of the implementation steps of the Reorganisation, the trading of its ordinary shares and depositary receipts on the Main Market of the Ghana Stock Exchange (the “GSE”) will be suspended with effect from 8.00 a.m. (Ghana time) on 20 September 2023.
As previously announced, following the implementation of the Reorganisation, the shares and depositary receipts of AGA will be delisted from the GSE and the shares and depositary receipts of AngloGold Ashanti plc will be listed and admitted to trading on the Main Market of the GSE. It is expected that the shares and depositary receipts of AngloGold Ashanti plc will commence trading on the Main Market of the GSE at 10.00 a.m. (Ghana time) on 26 September 2023.
Issued by:
AngloGold Ashanti Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 18, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary